United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Transmitted only to SEC, NYSE, CVM, B3, AMF and Euronext Paris

Vale informs decrease of relevant shareholding ownership

Rio de Janeiro, August 22nd, 2017 — Vale S.A. (Vale) informs, pursuant to Paragraph 6 of Article 12 of Ruling 358/02 issued by the Brazilian Securities Commission (CVM), as subsequently amended, that Capital International Investors (CII), as holding company of overseas investment management companies, a company organized and existing under the laws of the United States of America, headquartered at 333, South Hope Street, Los Angeles, California 900071, United States of America (“CRMC”), and legally represented in Brazil by J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, registered with the CNPJ/MF under no 33.851.205/0001-30, and Citibank DTVM S.A., registered with the CNPJ/MF under no 33.868.597/001-40, as a result of the disposal of shares, conversion of preferred shares into common shares issued by Vale, as well as the exchange of American Depositary Shares (“ADRs”) representing preferred shares for ADRs representing common shares, sold and converted preferred shares issued by Vale, does not own any preferred shares issued by Vale anymore.

CII, Capital Research Global Investors and Capital World Investors, as independent divisions of investments of Capital Research and Management Company, administers, respectively, 148,509,034 common shares, 231,673,494 common shares and 47,742,110 common shares issued by Vale, corresponding to, respectively, 2.97%, 4.64% and 0.96% of this type of share.

CII also stated that: (i) it is a minority investment that does not alter the control or the administrative structure of Vale; (ii) there is not, at this time, a specific quantity of shares issued by Vale being targeted by CII; (iii) there are no other securities or derivatives referenced to such shares held directly or indirectly by CII or person or persons attached to it; (iv) there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale where CII or a related party are involved.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Denise Caruncho: denise.caruncho@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 24th, 2017		Director of Investor Relations